EXHIBIT 5

June 2, 2004

Doral Financial Corporation
1451 Franklin D. Roosevelt Avenue
San Juan, Puerto Rico 00920

Dear Sirs:

     We have acted as counsel to Doral Financial Corporation, a Puerto Rico corporation (the “Company”) in connection with the preparation and filing of a Registration Statement on Form S-3 pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Act”) with respect to Registration Statement on Form S-3 (File No. 333-72740) (together, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended of $18,500,000 aggregate principal amount of senior or subordinated debt securities, in one or more series (the “Debt Securities”) of the Company, which may be issued under a senior indenture, dated as of May 14, 1999, as amended, and a subordinated indenture, dated as of May 14, 1999, each between the Company and Bankers Trust Company, as trustee (each an “Indenture”).

     As counsel to the Company, we have examined such documents, corporate records and other instruments, and such questions of law, as we have deemed necessary or appropriate for the purposes of this opinion, including certain resolutions of the Board of Directors of the Company adopted at a meeting duly held on October 5, 2001 (the “Board Resolutions”) relating to the issuance and sale of the Debt Securities and related matters, including a delegation of authority to the Company’s Pricing Committee to fix and determine the terms of the Debt Securities.

     Upon the basis of such examination, we are of the opinion that when (i) the authorized officers of the Company have taken all necessary corporate action to fix and determine the terms of the Debt Securities in accordance with the Board Resolutions; (ii) the terms of the Debt Securities and of their issuance and sale have been duly established in conformity with the applicable Indenture so as not to violate any applicable law, the Restated Certificate of Incorporation or By-laws of the Company or result in a default under or breach of any agreement or instrument binding upon the Company, and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company; and (iii) the Debt Securities have been duly executed and authenticated in accordance with the terms of the applicable Indenture and duly delivered to the purchasers thereof upon payment of the agreed-upon consideration therefor, the issuance and sale of the Debt Securities will have been duly authorized, and the Debt Securities will be valid and binding obligations of the Company entitled to the benefits of the applicable Indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

     We are members of the Bar of the Commonwealth of Puerto Rico and do not purport to be experts in, or to render any opinions with respect to, the laws of any state or jurisdiction other than the laws of the Commonwealth of Puerto Rico and the Federal laws of the United States of America.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “Legal Matters” in the Prospectus Supplement to be filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Act. In giving the foregoing consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ PIETRANTONI MENDEZ & ALVAREZ LLP